# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BeOne Medicines Ltd. (f/k/a BeiGene Ltd.), CIK 0001651308
CUSIP: 07725L102
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: c/o BeOne Medicines I GmbH, Aeschengraben 27, 21st Floor, Basel, Switzerland (V8), 4051
Date of event which requires filing of this statement: 04/16/2026
Amends the filing with accession number 0001144204-16-080089
Filed by CIK 0001263508
Persons authorized to receive notices and communications: Alexandra A. Toohey, CFO, 860 Washington Street, 3rd Floor, New York, New York (NY), 10014, 212-339-5690

## Reporting persons
- Baker Bros. Advisors LP (CIK 0001263508): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 115,462,653; shared voting power 0; sole dispositive power 115,462,653; shared dispositive power 0; aggregate amount beneficially owned 115,462,653 (8% of the class)
- Baker Bros. Advisors (GP) LLC (CIK 0001580575): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 115,462,653; shared voting power 0; sole dispositive power 115,462,653; shared dispositive power 0; aggregate amount beneficially owned 115,462,653 (8% of the class)
- Julian C. Baker (CIK 0001087939): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 115,918,313; shared voting power 0; sole dispositive power 115,918,313; shared dispositive power 0; aggregate amount beneficially owned 115,918,313 (8% of the class)
- Felix J. Baker (CIK 0001087940): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 115,918,313; shared voting power 0; sole dispositive power 115,918,313; shared dispositive power 0; aggregate amount beneficially owned 115,918,313 (8% of the class)
- FBB3 LLC (CIK 0001625395): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 144,517; shared voting power 0; sole dispositive power 144,517; shared dispositive power 0; aggregate amount beneficially owned 144,517 (0.01% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Name of issuer: BeOne Medicines Ltd. (f/k/a BeiGene Ltd.)
Address of issuer's principal executive offices: c/o BeOne Medicines I GmbH, Aeschengraben 27, 21st Floor, Basel, Switzerland (V8), 4051
Comment:
On May 27, 2025, BeiGene, Ltd. consummated redomiciliation transactions from the Cayman Islands to Switzerland and a name change pursuant to which BeOne Medicines Ltd. became the successor issuer to BeiGene, Ltd. This CUSIP 07725L102 applies to the American Depositary Shares ("ADS"), each representing thirteen Ordinary Shares.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of this Schedule 13D is supplemented and amended, as the case may be, as follows:

This Amendment No. 12 to Schedule 13D amends and supplements the previously filed Schedules 13D for BeiGene, Ltd. (the "Issuer") filed by Baker Bros. Advisors LP (the "Adviser"), Baker Bros. Advisors (GP), LLC (the "Adviser GP"), Julian C. Baker, Felix J. Baker and FBB3 LLC ("FBB3") (collectively the "Reporting Persons"). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. ("Life Sciences") and 667, L.P. ("667", and together with Life Sciences, the "Funds"), and their respective general partners, the Funds' respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power over securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds' investments and voting power over investments. The disclosure in Item 4 below is incorporated herein by reference.

The Reporting Persons may in the ordinary course of business hold securities in margin accounts maintained for the Funds with prime brokers, which extend margin credit as and when required, subject to applicable margin regulations, stock exchange rules and such firms' credit policies. Positions in securities may be pledged as collateral security for the repayment of debit balances in such accounts.

## Item 4. Purpose of Transaction
Purpose of transaction:
On April 16, 2026, the Issuer filed a Preliminary Proxy Statement disclosing that Felix J. Baker, Ph.D., a managing member of the Adviser GP, was nominated by the board of directors of the Issuer (the "Board") to serve as a director of the Issuer until the completion of the Issuer's 2027 annual general meeting of shareholders, subject to his earlier resignation or removal. If elected, Dr. Baker will serve as the Lead Director of the Issuer. Michael Goller, a director of the Issuer, and Ranjeev Krishana, a director of the Issuer and the Issuer's current Lead Director, both of whom are employees of the Adviser, are not standing for re-election to the Board and it is anticipated that their service on the Board will automatically expire on June 11, 2026, the date of the Issuer's 2026 annual general meeting of shareholders.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons' continuing assessments of pertinent factors, including the availability of ADS or Ordinary Shares or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer's management and other investors, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including ADS or Ordinary Shares (by means of open market purchases, privately negotiated purchases, exercise of some or all of the options to purchase Ordinary Shares ("Share Options"), vesting of restricted share units (each an "RSU") or otherwise) or to dispose of some or all of the securities of the Issuer, including ADS or Ordinary Shares, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosures in the Reporting Persons pages and in Item 4 are incorporated by reference herein.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 12 are incorporated herein by reference. The Ordinary Shares reported for each of the Adviser and the Adviser GP include 114,387,689 of the Ordinary Shares the Issuer reported that are beneficially owned through 8,799,053 ADS.

The Ordinary Shares reported for Julian C. Baker include 114,387,689 of the Ordinary Shares the Issuer reported that are beneficially owned through 8,799,053 ADS, 135,434 Ordinary Shares reported that are beneficially owned through 10,418 ADS directly held by Julian C. Baker, 175,708 Ordinary Shares reported that are beneficially owned through 13,516 ADS directly held by entities affiliated with Julian C. Baker and 144,508 Ordinary Shares reported that are beneficially owned through 11,116 ADS held by FBB3.

The Ordinary Shares reported for Felix J. Baker include 114,387,689 of the Ordinary Shares the Issuer reported that are beneficially owned through 8,799,053 ADS, 135,434 Ordinary Shares reported that are beneficially owned through 10,418 ADS directly held by Felix J. Baker, 175,708 Ordinary Shares reported that are beneficially owned through 13,516 ADS directly held by entities affiliated with Felix J. Baker and 144,508 Ordinary Shares reported that are beneficially owned through 11,116 ADS directly held by FBB3.

The Ordinary Shares reported for FBB3 include 144,508 of the Ordinary Shares the Issuer reported that are beneficially owned through 11,116 ADS.

The percentage of beneficial ownership for each of the Reporting Persons reported herein, with the exception of FBB3 is based on 1,442,259,810 Ordinary Shares outstanding as of February 13, 2026 as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission ("SEC") on February 26, 2026 plus 10,985 Ordinary Shares underlying 10,985 RSUs vesting in 60 days which were received by each of Michael Goller and Ranjeev Krishana, full-time employees of the Adviser, as compensation for their service on the Board and 463,437 Ordinary Shares underlying 463,437 Share Options which were received by each of Michael Goller and Ranjeev Krishana, as compensation for their service on the Board. The percentage of beneficial ownership for FBB3 reported herein is based on 1,442,259,810 Ordinary Shares outstanding as of February 13, 2026 as reported in the Issuer's Form 10-K filed with the SEC on February 26, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Set forth in Exhibit 99.1 is the aggregate number of Ordinary Shares of the Issuer directly held by the Funds, 114,387,689 of which are directly held by the Funds through 8,799,053 ADS, along with the percentage of the Issuer's outstanding Ordinary Shares such holdings represent.

Julian C. Baker and Felix J. Baker each beneficially own 135,435 Ordinary Shares, 135,434 of which are held in the form of ADS. Entities affiliated with Julian C. Baker and Felix J. Baker each beneficially own 175,708 Ordinary Shares, 175,708 of which are held in the form of ADS. FBB3 holds 144,517 Ordinary Shares, 144,508 of which are held in the form of ADS.

Michael Goller and Ranjeev Krishana have served on the Board since April 21, 2015 and October 7, 2014, respectively. Michael Goller and Ranjeev Krishana currently serve on the Board as representatives of the Funds. Michael Goller and Ranjeev Krishana each hold 463,437 Share Options received in connection with their service on the Board which are exercisable within 60 days from the date of this Amendment No. 12. Michael Goller and Ranjeev Krishana each hold 63,037 Ordinary Shares which were received upon the vesting of RSUs in connection with their service on the Board. Michael Goller and Ranjeev Krishana each hold 10,985 RSUs which were granted on May 21, 2025 in connection with their service on the Board and which vest on the earlier to occur of the first anniversary of the grant date or the date of the next annual general meeting of the Issuer. The policy of the Funds and the Adviser does not permit managing members of the Adviser GP or full-time employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for their service.

The Adviser has voting and investment power over the RSUs, Share Options and Ordinary Shares underlying such Share Options and Ordinary Shares received from the exercise of Share Options by Michael Goller and Ranjeev Krishana as director's compensation. The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Share Options, Ordinary Shares received from the exercise of Share Options and Ordinary Shares underlying such Share Options held by Michael Goller and Ranjeev Krishana as director's compensation.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

Julian C. Baker and Felix J. Baker are also the sole managers of FBB3 and by policy they do not transact in or vote the securities of the Issuer held by FBB3.
Transactions in the class effected during the past sixty days: The information set forth in Item 4 is hereby incorporated by reference into this Item 5(c). Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description
99.1 Aggregate number and percentage of Ordinary Shares of the Issuer directly held by the Funds

## Signatures
- Baker Bros. Advisors LP: /s/ Scott L. Lessing, Scott L. Lessing/ President, By: Baker Bros. Advisors (GP) LLC, its general partner (04/16/2026)
- Baker Bros. Advisors (GP) LLC: /s/ Scott L. Lessing, Scott L. Lessing/ President (04/16/2026)
- Julian C. Baker: /s/ Julian C. Baker, Julian C. Baker (04/16/2026)
- Felix J. Baker: /s/ Felix J. Baker, Felix J. Baker (04/16/2026)
- FBB3 LLC: /s/ Julian C. Baker, Julian C. Baker (04/16/2026)